DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

---

July 30, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated July 30, 2004

Enclosed is a copy of our News Release dated July 30, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

dlw 8/26

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

July 30, 2004

TSX Venture: DTA
No. of Pages: 1

AMENDED NEWS RELEASE

PRIVATE PLACEMENT UNITS INCREASED FROM 1,850,000 UNITS TO 3,150,000 UNITS

Dentonia Resources Ltd. ("Dentonia") announced a non-brokered private placement of 1,850,000 units at a price of $0.06 per unit in its July 29, 2004 news release. This private placement has now been increased to 3,150,000 units at a unit price of $0.06 per unit, all other terms of this private placement remain the same.

A reference was also made to the Atkinson Gold Prospect in the July 29, 2004 news release without clarifying that, in order to obtain an extension to the Option Agreement, 50,000 shares of Dentonia are to be issued to the Optionor, R. H. McMillan.

The issuance of the 50,000 shares above and this private placement, original and emended, are subject to the approval of the TSX Venture Exchange.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

July 29, 2004 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated July 29, 2004

Enclosed is a copy of our News Release dated July 29, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

July 29, 2004

TSX Venture: DTA
No. of Pages: 1

NEWS RELEASE

Dentonia Resources Ltd. ("Dentonia") announces a non-brokered private placement of 1,850,000 units at a price of $0.06 per unit. Each unit consists of 1 common share and 1 share purchase warrant, these warrants are exercisable for a period of two years from closing, during the first year, at a price of $0.10 per share and during the second year at a price of $0.20 per share.

The proceeds from this placement will be used to obtain an extension of the Atkinson Option Agreement (a gold prospect in the Abitibi Greenstone Belt of Ontario located within 10km south of Detour Lake Mine), to carry out some preliminary prospecting on Dentonia's HY gold prospect in the Tintina Gold Belt, of the Southern Yukon, both prospects have gold showings, and the rest of the proceeds are for working capital.

Initially, Dentonia is carried on its diamond prospects, the WO claim block, and the Pellatt Lake claim block, at Lac de Gras, NWT.

Currently, negotiations are underway among the participants in the WO claim block to conclude a joint venture agreement, including the granting of an option to Peregrine to enable it to increase its interest in the WO claim block.

It has, however, been DHK's position since December, 2003, that the Option referred to in various news releases is deficient. To quote from DHK's fax dated January 21, 2004 addressed to BHP and the other participants in the WO block, illustrates this point.

> "As we point out earlier, the "Option Part" of the December 6, 2002 agreement is deficient, commencement date is missing, and in our opinion the Option is null and void.
>
> The Suggestion that we sign the "amendment" forwarded to us on January 8, 2004, under these circumstances, is simply not reasonable; we intend to be party to any evolving new deal, not a distant by-stander (DHK staked these claims) and will make our objections known to any party."

The amendment to the Option as subsequently suggested by BHP Billiton is a tacit admission that the Option is deficient and null and void.

The issuance of the 50,000 shares above and this private placement is subject to the approval of the TSX Venture Exchange.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President